Contact

www.linkedin.com/in/sohel-
kapadia-3a256b3a (LinkedIn)
www.sdicard.com (Company)

Top Skills

Business Development
Management
Telecommunications

Sohel Kapadia

Serial Entrepreneur - Telecommunications - MVNO - Real Estate -
Pet Grooming on demand
Yonkers, New York, United States

Summary

Serial Entrepreneur build up multiple telecommunications
companies, exceeding over 10 millions monthly users. Grossing
over $100 million over decades. Developed multiple mobile phone
and on demand service apps.

Experience

Groomit for Pets, LLC
9 years 6 months

Cofounder groomit
January 2016 - Present (9 years 6 months)

Co-Founder
July 2017 - Present (8 years)
Greater New York City Area

Fisk Management LLC
owner/managing member
September 2011 - Present (13 years 10 months)
Greater New York City Area

Luxury Home Developments

Groomit for Pets
Co-Founder
May 2017 - Present (8 years 2 months)
Greater New York City Area

Groomit is an app Based on demand service, offering in home pet grooming in
real time. Convenient at your time & your place.

Black Wireless
CEO
January 2013 - September 2020 (7 years 9 months)
Greater New York City Area

Black Wireless is a prepaid wireless service, providing low cost wireless service like talk, text, data and international calling. For more infos check www.blackwireless.com

SDI Telecom
CEO
January 2014 - July 2019 (5 years 7 months)
Greater New York City Area

SDI Telecom buys and sells wholesale termination to catering SDI Retail Customers in USA. We have over 100 direct interconnections.

Black011 B2B Solutions
CEO
January 2011 - July 2019 (8 years 7 months)
Greater New York City Area

Black011 B2B Solution is a web portal that connects over 30.000 Retail Locations in USA with our Platform. Black011 has over 1 million monthly users. We offer multiple services like Mobile Sim Cards, Pay International Bills, Mobile Bills, International Top Ups and International Long Distance Services.

SDI-Sohel Distributors
CEO
January 1996 - July 2019 (23 years 7 months)
Greater New York City Area

SDI was found to cater for all immigrants in USA to make international calls on prepaid basis.
SDI Network with indirect and direct distribution channels reach over 100.000 nationwide locations and service over 10 million monthly users.

Education

Navsari
Bachelor's degree, Mathematics · (1990 - 1992)